Brookfield Renewable Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS AT SEPTEMBER 30, 2021 AND DECEMBER 31, 2020 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

Brookfield

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	13	$537	$431
Restricted cash	14	374	208
Trade receivables and other current assets	15	1,280	928
Financial instrument assets	4	60	62
Due from related parties	18	33	56
Assets held for sale		57	57
		2,341	1,742
Financial instrument assets	4	341	407
Equity-accounted investments	12	952	971
Property, plant and equipment, at fair value	7	44,031	44,590
Intangible assets		222	232
Goodwill	2	977	970
Deferred income tax assets	6	220	205
Other long-term assets		803	605
Total Assets		$49,887	$49,722
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$689	$625
Financial instrument liabilities	4	426	283
Due to related parties	18	164	506
Corporate borrowings	8	500	3
Non-recourse borrowings	8	1,352	1,026
Provisions		37	304
Liabilities directly associated with assets held for sale		6	14
		3,174	2,761
Financial instrument liabilities	4	555	668
Corporate borrowings	8	2,292	2,132
Non-recourse borrowings	8	16,146	14,921
Deferred income tax liabilities	6	5,350	5,515
Provisions		771	712
Other long-term liabilities		1,332	1,246
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	10,942	11,100
General partnership interest in a holding subsidiary held by Brookfield	9	46	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,257	2,721
BEPC exchangeable shares	9	1,999	2,408
Preferred equity	9	610	609
Perpetual subordinated notes	9	340	—
Preferred limited partners' equity	10	881	1,028
Limited partners' equity	11	3,192	3,845
Total Equity		20,267	21,767
Total Liabilities and Equity		$49,887	$49,722
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended September 30		Nine months ended September 30
	Notes	2021	2020	2021	2020
Revenues	18	$966	$867	$3,005	$2,858
Other income		42	12	247	51
Direct operating costs		(292)	(281)	(990)	(917)
Management service costs	18	(71)	(65)	(224)	(151)
Interest expense	8	(247)	(233)	(726)	(733)
Share of earnings (losses) from equity-accounted investments	12	(4)	(5)	3	(4)
Foreign exchange and financial instruments gain	4	21	38	22	12
Depreciation	7	(373)	(369)	(1,120)	(1,030)
Other		(53)	(110)	(188)	(125)
Income tax recovery (expense)
Current	6	(22)	(13)	(60)	(29)
Deferred	6	(121)	40	(68)	28
		(143)	27	(128)	(1)
Net loss		$(154)	$(119)	$(99)	$(40)
Net loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(63)	$23	$143	$85
General partnership interest in a holding subsidiary held by Brookfield	9	19	15	58	46
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(40)	(67)	(111)	(89)
BEPC exchangeable shares	9	(36)	(18)	(99)	(18)
Preferred equity	9	6	6	19	19
Perpetual subordinated notes	9	4	—	7	—
Preferred limited partners' equity	10	14	14	43	40
Limited partners' equity	11	(58)	(92)	(159)	(123)
		$(154)	$(119)	$(99)	$(40)
Basic and diluted loss per LP unit		$(0.21)	$(0.29)	$(0.58)	$(0.39)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2021	2020	2021	2020
Net loss		$(154)	$(119)	$(99)	$(40)
Other comprehensive loss that will not be reclassified to net income
Revaluations of property, plant and equipment	7	—	37	(257)	37
Actuarial loss on defined benefit plans		—	—	27	(2)
Deferred tax expense on above item		(162)	(7)	(122)	(7)
Unrealized (loss) gain on investments in equity securities	4	(2)	5	3	(3)
Equity-accounted investments	12	(4)	—	(5)	—
Total items that will not be reclassified to net income		(168)	35	(354)	25
Other comprehensive loss that may be reclassified to net income
Foreign currency translation		(351)	(128)	(689)	(1,694)
Losses arising during the period on financial instruments designated as cash-flow hedges	4	(128)	(10)	(125)	(50)
Gain (loss) on foreign exchange swaps net investment hedge	4	12	(40)	28	3
Reclassification adjustments for amounts recognized in net income	4	18	(5)	15	(39)
Deferred income taxes on above items		18	3	16	18
Equity-accounted investments	12	(6)	12	(7)	4
Total items that may be reclassified subsequently to net income		(437)	(168)	(762)	(1,758)
Other comprehensive loss		(605)	(133)	(1,116)	(1,733)
Comprehensive loss		$(759)	$(252)	$(1,215)	$(1,773)
Comprehensive loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(398)	$(66)	$(537)	$(809)
General partnership interest in a holding subsidiary held by Brookfield	9	17	16	55	40
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(117)	(63)	(243)	(405)
BEPC exchangeable shares	9	(104)	(80)	(216)	(80)
Preferred equity	9	(8)	17	22	4
Perpetual subordinated notes	9	4	—	7	—
Preferred limited partners' equity	10	14	14	43	40
Limited partners' equity	11	(167)	(90)	(346)	(563)
		$(759)	$(252)	$(1,215)	$(1,773)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at June 30, 2021	$(1,300)	$(746)	$5,534	$(1)	$(45)	$5	$3,447	$1,028	$624	$340	$2,159	$11,644	$50	$2,439	$21,731
Net income (loss)	(58)	—	—	—	—	—	(58)	14	6	4	(36)	(63)	19	(40)	(154)
Other comprehensive income (loss)	—	(72)	(17)	—	(17)	(3)	(109)	—	(14)	—	(68)	(335)	(2)	(77)	(605)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	44	—	—	44
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(147)	—	—	—	—	—	—	(147)
Disposals (Note 3)	26	—	(26)	—	—	—	—	—	—	—	—	(181)	—	—	(181)
Distributions or dividends declared	(84)	—	—	—	—	—	(84)	(14)	(6)	(4)	(52)	(197)	(21)	(59)	(437)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	12	(5)	(16)	—	1	2	(6)	—	—	—	(4)	30	—	(6)	14
Change in period	(102)	(77)	(59)	—	(16)	(1)	(255)	(147)	(14)	—	(160)	(702)	(4)	(182)	(1,464)
Balance, as at September 30, 2021	$(1,402)	$(823)	$5,475	$(1)	$(61)	$4	$3,192	$881	$610	$340	$1,999	$10,942	$46	$2,257	$20,267

Balance, as at June 30, 2020	$(1,334)	$(1,130)	$6,410	$(9)	$(44)	$—	$3,893	$1,028	$571	$—	$—	$9,995	$58	$2,820	18,365
Net income (loss)	(92)	—	—	—	—	—	(92)	14	6	—	(18)	23	15	(67)	(119)
Other comprehensive income (loss)	—	(6)	6	(1)	—	3	2	—	11	—	(62)	(89)	1	4	(133)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	73	—	—	73
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(12)	—	—	(12)
Disposal	3	—	(3)	—	—	—	—	—	—	—	—	(15)	—	—	(15)
Distributions or dividends declared	(74)	—	—	—	—	—	(74)	(14)	(6)	—	(66)	(86)	(18)	(51)	(315)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Special distribution/TerraForm Power acquisition	634	280	(1,465)	2	1	(13)	(561)	—	—	—	2,134	(1,101)	(10)	(462)	—
Other	(7)	(1)	—	1	(1)	11	3	—	(1)	—	—	(30)	—	1	(27)
Change in period	466	273	(1,462)	2	—	1	(720)	—	10	—	1,988	(1,237)	(12)	(575)	(546)
Balance, as at September 30, 2020	$(868)	$(857)	$4,948	$(7)	$(44)	$1	$3,173	$1,028	$581	$—	$1,988	$8,758	$46	$2,245	$17,819
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	$21,767
Net income (loss)	(159)	—	—	—	—	—	(159)	43	19	7	(99)	143	58	(111)	(99)
Other comprehensive income (loss)	—	(97)	(72)	5	(24)	1	(187)	—	3	—	(117)	(680)	(3)	(132)	(1,116)
Issuance of perpetual subordinated notes (Note 9)	—	—	—	—	—	—	—	—	—	340	—	—	—	—	340
Capital contributions	1	—	—	—	—	—	1	—	—	—	—	1,089	—	—	1,090
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(147)	—	—	—	—	—	—	(147)
Disposals (Note 3)	38	—	(38)	—	—	—	—	—	—	—	—	(395)	—	—	(395)
Distributions or dividends declared	(251)	—	—	—	—	—	(251)	(43)	(19)	(7)	(156)	(577)	(63)	(176)	(1,292)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Other	(49)	(6)	(10)	—	2	—	(63)	—	(2)	—	(37)	262	(2)	(45)	113
Change in period	(414)	(103)	(120)	5	(22)	1	(653)	(147)	1	340	(409)	(158)	(10)	(464)	(1,500)
Balance, as at September 30, 2021	$(1,402)	$(823)	$5,475	$(1)	$(61)	$4	$3,192	$881	$610	$340	$1,999	$10,942	$46	$2,257	$20,267

Balance, as at December 31, 2019	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$—	$—	$11,086	$68	$3,317	20,480
Net income (loss)	(123)	—	—	—	—	—	(123)	40	19	—	(18)	85	46	(89)	(40)
Other comprehensive income (loss)	—	(437)	8	—	(13)	2	(440)	—	(15)	—	(62)	(894)	(6)	(316)	(1,733)
Preferred LP units issued	—	—	—	—	—	—	—	195	—	—	—	—	—	—	195
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	96	—	—	96
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(86)	—	—	(86)
Disposal	10	—	(10)	—	—	—	—	—	—	—	—	(15)	—	—	(15)
Distributions or dividends declared	(270)	—	—	—	—	—	(270)	(40)	(19)	—	(66)	(370)	(52)	(193)	(1,010)
Distribution reinvestment plan	5	—	—	—	—	—	5	—	—	—	—	—	—	—	5
Special distribution/TerraForm Power acquisition	634	280	(1,465)	2	1	(13)	(561)	—	—	—	2,134	(1,101)	(10)	(462)	—
Other	(10)	—	(7)	—	—	—	(17)	—	(1)	—	—	(43)	—	(12)	(73)
Change in period	246	(157)	(1,474)	2	(12)	(11)	(1,406)	195	(16)	—	1,988	(2,328)	(22)	(1,072)	(2,661)
Balance, as at September 30, 2020	$(868)	$(857)	$4,948	$(7)	$(44)	$1	$3,173	$1,028	$581	$—	$1,988	$8,758	$46	$2,245	$17,819
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2021	2020	2021	2020
Operating activities
Net loss		$(154)	$(119)	$(99)	$(40)
Adjustments for the following non-cash items:
Depreciation	7	373	369	1,120	1,030
Unrealized foreign exchange and financial instruments losses	4	(9)	(40)	22	(15)
Share of loss (earnings) from equity-accounted investments	12	4	5	(3)	4
Deferred income tax (recovery) expense	6	121	(40)	68	(28)
Other non-cash items		10	99	(110)	140
Dividends received from equity-accounted investments	12	8	2	55	17
		353	276	1,053	1,108
Changes in due to or from related parties		(58)	52	5	57
Net change in working capital balances		(67)	(144)	(586)	(148)
		228	184	472	1,017
Financing activities
Proceeds from medium term notes	8	—	320	—	570
Repayment of medium term notes	8	—	(304)	—	(304)
Corporate credit facilities, net	8	150	—	150	(299)
Commercial paper, net	8	500	239	497	379
Proceeds from non-recourse and related party borrowings	8,18	2,060	356	4,794	1,389
Repayment of non-recourse and related party borrowings	8,18	(2,291)	(340)	(3,773)	(1,364)
Repayment of lease liabilities		(7)	(8)	(22)	(24)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	93	69	1,102	95
Capital repaid to participating non-controlling interests – in operating subsidiaries		(230)	(9)	(444)	(85)
Issuance of equity instruments and related costs	9,11	—	(21)	340	174
Redemption of Preferred LP Units	10	(153)	—	(153)	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	9,10	(223)	(105)	(645)	(425)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(213)	(202)	(642)	(567)
		(314)	(5)	1,204	(461)
Investing activities
Investment in equity-accounted investments		(2)	(14)	(55)	(29)
Acquisitions, net of cash and cash equivalents, in acquired entity		—	—	(1,426)	(105)
Investment in property, plant and equipment	7	(298)	(113)	(831)	(257)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	3	379	16	827	121
Purchases of financial assets	4	(3)	(45)	(47)	(282)
Proceeds from financial assets	4	61	64	108	225
Restricted cash and other		(48)	(91)	(126)	(78)
		89	(183)	(1,550)	(405)
Foreign exchange gain (loss) on cash		(10)	—	(16)	(10)
Cash and cash equivalents
(Decrease) Increase		(7)	(4)	110	141
Net change in cash classified within assets held for sale		14	(3)	(4)	(11)
Balance, beginning of period		530	489	431	352
Balance, end of period		$537	$482	$537	$482
Supplemental cash flow information:
Interest paid		$224	$224	$649	$645
Interest received		$11	$8	$34	$17
Income taxes paid		$20	$16	$54	$41
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (”Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 11, Series 13, and Series 15 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M” and “BEP.PR.O” respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2020 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2020 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 5, 2021.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on Brookfield Renewable’s financial reporting.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
U.S. Wind Portfolio
On March 24, 2021, Brookfield Renewable, alongside institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, "Oregon Wind Portfolio") located in Oregon, United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $744 million. The total transaction costs of $6 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Oregon Wind Portfolio would have been $153 million for the nine months ended September 30, 2021.
U.S. Distributed Generation Portfolio
On March 31, 2021, Brookfield Renewable, alongside institutional partners, completed the acquisition of 100% of a distributed generation business (the "U.S. Distributed Generation Portfolio") comprised of 360 MW of operating and under construction assets across approximately 600 sites and 700 MW of development assets, all in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $684 million. The total transaction costs of $2 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $62 million for the nine months ended September 30, 2021.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The preliminary purchase price allocation, at fair value, as at September 30, 2021, with respect to the acquisitions are as follows:

(MILLIONS)	Oregon Wind Portfolio	U.S. Distributed Generation Portfolio	Total
Cash and cash equivalents	$1	$1	$2
Restricted cash	49	5	54
Trade receivables and other current assets	29	23	52
Property, plant and equipment	1,595	761	2,356
Current liabilities	(11)	(6)	(17)
Current portion of non-recourse borrowings	(74)	(7)	(81)
Financial instruments	(16)	—	(16)
Non-recourse borrowings	(761)	(133)	(894)
Provisions	(35)	(37)	(72)
Other long-term liabilities	(33)	(23)	(56)
Fair value of net assets acquired	744	584	1,328
Goodwill	—	100	100
Purchase price	$744	$684	$1,428

3. DISPOSAL OF ASSETS
In June 2021, Brookfield Renewable, along with its institutional partners, completed the sale of a 656 MW operating and development wind portfolio in Ireland. The total consideration was approximately €298 million ($363 million) and Brookfield Renewable’s interest in the portfolio was approximately 40%. This resulted in a gain on disposition of $165 million ($66 million net to Brookfield Renewable) recognized in the consolidated statements of income. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $33 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
In June 2021, Brookfield Renewable completed the sale of a 271 MW development wind portfolio in Scotland. The total consideration was approximately £77 million ($108 million) and Brookfield Renewable’s interest in the portfolio was 100%. This resulted in a gain on disposition of $37 million ($37 million net to Brookfield Renewable) recognized in the consolidated statements of income.
In August 2021, Brookfield Renewable, together with its institutional partners, completed the sale of a 391 MW wind portfolio in the United States. The total consideration was approximately $392 million and Brookfield Renewable's interest in the portfolio ranged from 20% to 100%. This resulted in a loss on disposition of $9 million ($5 million net loss to Brookfield Renewable) recognized in the consolidated statements of income. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $79 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Ireland Wind Portfolio	Scotland Wind Portfolio	U.S Wind Portfolio	Total
Proceeds, net of transaction costs	$358	$107	$387	$852
Carrying value of net assets held for sale
Assets	582	91	793	1,466
Liabilities	(389)	(21)	(397)	(807)
	193	70	396	659
Foreign currency translation and cash flow hedge, net of investment hedge, associated with the disposal	(35)	—	(6)	(41)
Gain on disposal, net of transaction costs	$130	$37	$(15)	$152

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2020 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2021				December 31, 2020
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$537	$—	$—	$537	$431
Restricted cash(1)	453	—	—	453	283
Financial instrument assets(2)
Energy derivative contracts	—	47	11	58	135
Interest rate swaps	—	30	—	30	—
Foreign exchange swaps	—	26	—	26	4
Investments in debt and equity securities(2)	—	93	100	193	175
Property, plant and equipment	—	—	44,031	44,031	44,590
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(245)	(52)	(297)	(33)
Interest rate swaps	—	(273)	—	(273)	(422)
Foreign exchange swaps	—	(82)	—	(82)	(94)
Tax equity	—	—	(329)	(329)	(402)
Contingent consideration	—	—	—	—	(1)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,307)	(650)	—	(2,957)	(2,448)
Non-recourse borrowing(1)	(2,412)	(16,384)	—	(18,796)	(17,991)
Total	$(3,729)	$(17,438)	$43,761	$22,594	$24,227
(1)Includes both the current amount and long-term amounts.
(2)Excludes $94 million (2020: $155 million) of investments in debt securities that are measured at amortized cost.
There were no transfers between levels during the nine months ended September 30, 2021.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	September 30, 2021			December 31, 2020
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$58	$297	$(239)	$102
Interest rate swaps	30	273	(243)	(422)
Foreign exchange swaps	26	82	(56)	(90)
Investments in debt and equity securities	287	—	287	330
Tax equity	—	329	(329)	(402)
Total	401	981	(580)	(482)
Less: current portion	60	426	(366)	(221)
Long-term portion	$341	$555	$(214)	$(261)
(a)   Energy derivative contracts
Brookfield Renewable has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their tax equity interests are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument in the interim consolidated statements of income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$(10)	$(26)	$(114)	$(35)
Interest rate swaps	11	(20)	61	(79)
Foreign exchange swaps	24	29	84	113
Tax equity	15	9	31	(2)
Foreign exchange gain (loss)	(19)	46	(40)	15
	$21	$38	$22	$12

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$(139)	$(10)	$(178)	$18
Interest rate swaps	6	(1)	51	(69)
Foreign exchange swaps	5	1	2	1
	(128)	(10)	(125)	(50)
Foreign exchange swaps – net investment	12	(40)	28	3
Investments in debt and equity securities	(2)	5	3	(3)
	$(118)	$(45)	$(94)	$(50)
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$5	$(7)	$(46)	$(48)
Interest rate swaps	3	2	15	9
Foreign exchange swaps	10	—	10	—
	$18	$(5)	$(21)	$(39)
Foreign exchange swaps - net investment	—	—	(44)	—
Foreign currency translation	—	—	80	—
	$18	$(5)	$15	$(39)
5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items. Brookfield Renewable includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$172	$34	$54	$64	$18	$10	$8	$101	$87	$—	$548	$(42)	$460	$966
Other income	3	26	5	20	3	(1)	1	10	4	14	85	(5)	(38)	42
Direct operating costs	(67)	(12)	(19)	(20)	(4)	—	(4)	(20)	(33)	(8)	(187)	23	(128)	(292)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	24	11	35
Adjusted EBITDA	108	48	40	64	17	9	5	91	58	6	446	—	305
Management service costs	—	—	—	—	—	—	—	—	—	(71)	(71)	—	—	(71)
Interest expense	(38)	(3)	(8)	(15)	(3)	(1)	(2)	(30)	(9)	(21)	(130)	9	(126)	(247)
Current income taxes	1	(2)	(4)	(1)	(3)	(1)	—	—	(1)	—	(11)	2	(13)	(22)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(4)	(4)	—	—	(4)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(11)	(11)	(22)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(155)	(155)
Funds From Operations	71	43	28	48	11	7	3	61	48	(110)	210	—	—
Depreciation	(63)	(17)	(6)	(54)	(14)	(5)	(2)	(42)	(19)	(1)	(223)	6	(156)	(373)
Foreign exchange and financial instrument gain (loss)	8	(4)	(1)	(9)	2	1	—	6	(4)	3	2	(1)	20	21
Deferred income tax expense	8	(1)	(36)	9	(2)	—	—	3	(2)	14	(7)	5	(119)	(121)
Other	(14)	(2)	(4)	(32)	(1)	(1)	—	(10)	(10)	(23)	(97)	7	37	(53)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(17)	—	(17)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	218	218
Net income (loss) attributable to Unitholders(2)	$10	$19	$(19)	$(38)	$(4)	$2	$1	$18	$13	$(117)	$(115)	$—	$—	$(115)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $63 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$160	$36	$49	$57	$27	$10	$7	$90	$46	$—	$482	$(16)	$401	$867
Other income	13	7	2	3	2	1	2	7	7	21	65	(1)	(52)	12
Direct operating costs	(78)	(11)	(19)	(15)	(10)	(2)	(3)	(18)	(16)	(4)	(176)	9	(114)	(281)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	8	5	13
Adjusted EBITDA	95	32	32	45	19	9	6	79	37	17	371	—	240
Management service costs	—	—	—	—	—	—	—	—	—	(59)	(59)	—	(6)	(65)
Interest expense	(35)	(7)	(7)	(20)	(6)	(2)	—	(27)	(4)	(21)	(129)	4	(108)	(233)
Current income taxes	—	(1)	(2)	(1)	—	—	—	(1)	—	(1)	(6)	1	(8)	(13)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(5)	(2)	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(116)	(116)
Funds From Operations	60	24	23	24	13	7	6	51	33	(84)	157	—	—
Depreciation	(60)	(16)	(5)	(54)	(18)	(3)	(2)	(38)	(13)	(1)	(210)	7	(166)	(369)
Foreign exchange and financial instrument gain (loss)	(25)	—	1	28	(1)	2	2	(28)	—	(12)	(33)	3	68	38
Deferred income tax expense	20	—	(2)	7	3	—	—	4	(3)	10	39	1	—	40
Other	(13)	(4)	(2)	(28)	(17)	(1)	(2)	8	(11)	(45)	(115)	2	3	(110)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(13)	2	(11)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	93	93
Net income (loss) attributable to Unitholders(2)	$(18)	$4	$15	$(23)	$(20)	$5	$4	$(3)	$6	$(132)	$(162)	$—	$—	$(162)
(1)Share of losses from equity-accounted investments of $5 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $23 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, BEPC exchange shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	567	131	160	272	90	24	24	280	235	—	1,783	(119)	1,341	3,005
Other income	20	35	14	28	93	—	1	20	12	41	264	(10)	(7)	247
Direct operating costs	(210)	(37)	(57)	(76)	(32)	(5)	(8)	(69)	(85)	(23)	(602)	59	(447)	(990)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	70	32	102
Adjusted EBITDA	377	129	117	224	151	19	17	231	162	18	1,445	—	919
Management service costs	—	—	—	—	—	—	—	—	—	(224)	(224)	—	—	(224)
Interest expense	(110)	(10)	(21)	(57)	(14)	(5)	(6)	(86)	(36)	(62)	(407)	22	(341)	(726)
Current income taxes	(2)	(6)	(8)	(3)	(3)	(1)	—	(1)	(1)	—	(25)	3	(38)	(60)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(43)	(43)	—	—	(43)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(25)	(22)	(47)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(518)	(518)
Funds From Operations	265	113	88	164	134	13	11	144	125	(337)	720	—	—
Depreciation	(194)	(48)	(19)	(175)	(55)	(12)	(7)	(131)	(63)	(2)	(706)	32	(446)	(1,120)
Foreign exchange and financial instrument gain (loss)	(50)	—	(2)	(43)	1	—	—	18	(4)	15	(65)	(1)	88	22
Deferred income tax expense	38	(1)	(40)	16	(1)	—	(1)	3	(3)	41	52	7	(127)	(68)
Other	(61)	(18)	(4)	(56)	(42)	(1)	—	(25)	(25)	(80)	(312)	14	110	(188)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(52)	—	(52)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	375	375
Net income (loss) attributable to Unitholders(2)	(2)	46	23	(94)	37	—	3	9	30	(363)	(311)	—	—	(311)
(1)Share of earnings from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $143 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	642	136	154	173	64	21	20	168	115	—	1,493	(54)	1,419	2,858
Other income	25	16	10	7	5	2	4	19	17	51	156	(2)	(103)	51
Direct operating costs	(210)	(38)	(71)	(42)	(24)	(5)	(7)	(39)	(40)	(15)	(491)	25	(451)	(917)
Share of Adjusted EBITDA from equity-accounted investments												31	22	53
Adjusted EBITDA	457	114	93	138	45	18	17	148	92	36	1,158	—	887	—
Management service costs	—	—	—	—	—	—	—	—	—	(132)	(132)	—	(19)	(151)
Interest expense	(103)	(15)	(21)	(53)	(11)	(4)	(4)	(60)	(14)	(62)	(347)	14	(400)	(733)
Current income taxes	(2)	(5)	(5)	—	—	(1)	—	—	(1)	—	(14)	2	(17)	(29)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(40)	(40)	—	—	(40)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(16)	(9)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(442)	(442)
Funds From Operations	352	94	67	85	34	13	13	88	77	(217)	606	—	—
Depreciation	(177)	(52)	(16)	(132)	(41)	(10)	(7)	(72)	(31)	(2)	(540)	20	(510)	(1,030)
Foreign exchange and financial instrument gain (loss)	(39)	7	—	32	(12)	1	(1)	(43)	(1)	(12)	(68)	7	73	12
Deferred income tax expense	(2)	1	(5)	6	3	—	1	4	(3)	25	30	(2)	—	28
Other	(70)	(12)	3	(31)	(24)	(3)	(1)	(1)	(20)	(53)	(212)	2	85	(125)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(27)	(5)	(32)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	357	357
Net income (loss) attributable to Unitholders(2)	64	38	49	(40)	(40)	1	5	(24)	22	(259)	(184)	—	—	(184)
(1)Share of losses from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $85 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at September 30, 2021
Cash and cash equivalents	$39	$39	$9	$21	$43	$8	$8	$128	$44	$1	$340	$(33)	$230	$537
Property, plant and equipment	12,862	1,497	1,763	3,074	823	265	154	3,316	1,996	—	25,750	(981)	19,262	44,031
Total assets	13,829	1,692	1,993	3,407	954	288	220	3,770	2,290	58	28,501	(456)	21,842	49,887
Total borrowings	3,707	247	441	1,634	495	78	144	2,642	1,029	2,799	13,216	(340)	7,414	20,290
Other liabilities	3,342	119	583	736	192	5	29	410	192	351	5,959	(116)	3,487	9,330
For the nine months ended September 30, 2021:
Additions to property, plant and equipment	75	67	30	63	21	7	3	68	20	2	356	(4)	616	968
As at December 31, 2020
Cash and cash equivalents	$38	$6	$6	$36	$60	$1	$3	$86	$48	$7	$291	$(20)	$160	$431
Property, plant and equipment	12,983	1,544	1,965	3,606	1,095	274	175	3,548	1,880	—	27,070	(940)	18,460	44,590
Total assets	13,628	1,751	2,201	3,801	1,267	292	272	3,985	2,101	100	29,398	(387)	20,711	49,722
Total borrowings	3,439	245	439	1,680	669	66	125	2,534	864	2,143	12,204	(332)	6,210	18,082
Other liabilities	3,232	153	556	773	220	8	22	568	211	784	6,527	(55)	3,401	9,873
For the nine months ended September 30, 2020:
Additions to property, plant and equipment(1)	260	21	4	25	24	1	—	30	28	2	395	(13)	188	570
(1)The company exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to the company) to its corresponding right-of-use asset.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

Geographical Information
The following table presents consolidated revenue split by technology and geographical region for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Hydroelectric
North America	$224	$199	$732	$820
Brazil	35	41	137	156
Colombia	224	202	664	638
	483	442	1,533	1,614
Wind
North America	139	94	501	344
Europe	24	54	133	166
Brazil	29	28	64	59
Asia	28	25	88	74
	220	201	786	643
Solar	167	155	449	410
Energy transition	96	69	237	191
Total	$966	$867	$3,005	$2,858
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	September 30, 2021	December 31, 2020
United States	$23,951	$22,955
Colombia	7,361	8,150
Canada	4,761	4,880
Brazil	3,366	3,308
Europe	4,607	5,417
Asia	937	851
	$44,983	$45,561
6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 441% for the nine months ended September 30, 2021 (2020: (3)%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.
During the quarter, Brookfield Renewable incurred a one-time deferred tax expense of $142 million as a result of new tax legislation in Colombia.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2020		$28,418	$9,010	$7,012	$150	$44,590
Additions		261	398	295	14	968
Acquisitions through business combinations	2	—	1,595	761	—	2,356
Disposal of assets	3	—	(1,312)	—	—	(1,312)
Items recognized through OCI
Change in fair value		—	(257)	—	—	(257)
Foreign currency translation		(915)	(96)	(173)	(10)	(1,194)
Items recognized through net income
Depreciation		(408)	(443)	(263)	(6)	(1,120)
As at September 30, 2021(3)		$27,356	$8,895	$7,632	$148	$44,031
(1)Includes biomass and cogeneration.
(2)Includes assets under construction of $312 million (2020: $212 million) in the hydroelectric segment, $405 million (2020: $213 million) in the wind segment, $264 million (2020: $172 million) in the solar segment, and $7 million (2020: $1 million) in other.
(3)Includes right-of-use assets not subject to revaluation of $70 million (2020: $74 million) in the hydroelectric segment, $176 million (2020: $185 million) in the wind segment, $183 million (2020: $152 million) in the solar segment, and $2 million (2020: $3 million) in other.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	September 30, 2021				December 31, 2020
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	1.3	5	$150	$150	N/A	4	$—	$—
Commercial paper	0.2	<1	500	500	0.4	< 1	3	3
Medium Term Notes:
Series 4 (C$150)	5.8	15	118	149	5.8	16	118	160
Series 9 (C$400)	3.8	4	315	337	3.8	4	314	348
Series 10 (C$500)	3.6	5	394	425	3.6	6	392	441
Series 11 (C$475)	4.3	7	375	422	4.3	8	373	442
Series 12 (C$475)	3.4	8	375	400	3.4	9	373	420
Series 13 (C$300)	4.3	28	237	261	4.3	29	236	287
Series 14 (C$425)	3.3	29	335	313	3.3	30	334	347
	3.9	13	2,149	2,307	3.9	14	2,140	2,445
Total corporate borrowings			2,799	$2,957			2,143	$2,448
Add: Unamortized premiums(1)			3				3
Less: Unamortized financing fees(1)			(10)				(11)
Less: Current portion			(500)				(3)
			$2,292				$2,132
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities
Brookfield Renewable had $500 million commercial paper outstanding as at September 30, 2021 (2020: $3 million).
In the first quarter of 2021, Brookfield Renewable extended the maturity of the corporate credit facilities by two years to June 2026 and increased the size by $225 million.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 17 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	September 30, 2021	December 31, 2020
Authorized corporate and related party credit facilities(1)	$2,375	$2,150
Draws on corporate credit facilities(1)	(150)	—
Authorized letter of credit facility	400	400
Issued letters of credit	(270)	(300)
Available portion of corporate credit facilities	$2,355	$2,250
(1)Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 19 – Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by BRELP and certain other subsidiaries.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (MCLR). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. £ LIBOR and € LIBOR replacement is expected to be effective prior to December 31, 2021. US$ LIBOR replacement is expected to become effective prior to June 30, 2023. As at September 30, 2021, none of Brookfield Renewable’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2021				December 31, 2020
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric	5.0	8	$7,272	$7,861	4.8	9	$6,989	$7,853
Wind	4.4	9	4,385	4,733	4.3	10	4,324	4,785
Solar	3.8	12	4,117	4,442	3.6	12	3,684	4,247
Energy transition	2.9	8	1,678	1,760	3.8	11	1,009	1,106
Total	4.4	9	$17,452	$18,796	4.3	10	$16,006	$17,991
Add: Unamortized premiums(2)			164				63
Less: Unamortized financing fees(2)			(118)				(122)
Less: Current portion			(1,352)				(1,026)
			$16,146				$14,921
(1)Includes $41 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

In the first quarter of 2021, Brookfield Renewable completed a financing of COP 180 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 1.09% and matures in March 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling £40 million ($55 million) associated with a wind development project in Europe that is currently classified as held for sale. The debt bears interest at a fixed rate of 2.87% and matures in 2037.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

In the first quarter of 2021, Brookfield Renewable completed a financing totaling $400 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 1% and matures in 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling $100 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 2% and matures in 2024.
In the second quarter of 2021, Brookfield Renewable completed a financing of R$1.5 billion ($300 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 5.2% and matures in 2045.
In the second quarter of 2021, Brookfield Renewable completed a financing of R$350 million ($70 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 1.59% and matures in 2022.
In the second quarter of 2021, Brookfield Renewable completed a financing of COP 600 billion ($159 million) in Colombia. The loan is comprised of a fixed rate bond bearing interest at 6.49% maturing in 2026, a variable rate bond bearing interest at the applicable rate plus 3.35% maturing in 2029, and a variable rate bond bearing interest at the applicable rate plus 4.45% maturing in 2041.
In the second quarter of 2021, Brookfield Renewable completed a financing of COP 85 billion ($23 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.69% and matures in 2031.
In the second quarter of 2021, Brookfield Renewable completed a financing of $164 million associated with a wind repowering project in the United States. The loan bears a variable interest at the applicable rate plus 1.125% maturing in 2022.
In the second quarter of 2021, Brookfield Renewable completed a financing of $263 million associated with a wind repowering project in the United States. The loan bears a variable interest at the applicable rate plus 1.75% maturing in 2025.
In the second quarter of 2021, Brookfield Renewable completed a refinancing of C$198 million ($160 million) associated with a solar portfolio in Canada. The loan bears a variable interest at the applicable rate plus 1.25% and matures in 2035.
In the third quarter of 2021, Brookfield Renewable completed a financing of C$25 million ($20 million) associated with a hydroelectric portfolio in Canada. The loan bears a fixed interest of 5.28% and matures in 2026.
In the third quarter of 2021, Brookfield Renewable completed a refinancing of €513 million ($607 million) associated with a solar portfolio in Europe. A portion of the debt bears an average fixed interest rate of 2.4% maturing between 2037 and 2038, and a variable portion that bears interest at the applicable rate rate plus 1.6% increasing by 0.20% every five years maturing in 2031.
In the third quarter of 2021, Brookfield Renewable completed a financing of R$200 million ($40 million) associated with a hydroelectric portfolio in Brazil. The loan bears a variable interest at the applicable rate plus 2.33% and matures in 2027.
In the third quarter of 2021, Brookfield Renewable completed a refinancing of €160 million ($221 million) associated with our investment in a pump storage facility in Europe. The loan bears a variable interest at the applicable rate plus 1.6% increasing by 0.25% every six months and matures in 2023.
In the third quarter of 2021, Brookfield Renewable agreed to amend the COP 100 billion ($26 million) revolving credit facility to extend its maturity to August 2022.
In the third quarter of 2021, Brookfield Renewable completed a corporate financing of COP 590 billion ($155 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.75% and matures in 2031.
In the third quarter of 2021, Brookfield Renewable entered into an agreement for a R$650 million ($120 million) guaranteed letter of credit facility associated with a solar development project in Brazil.
In the third quarter of 2021, Brookfield Renewable entered into an agreement for a $50 million letter of credit facility in the United States.
In the third quarter of 2021, Brookfield Renewable increased its revolving credit facility associated with the United States business by $250 million to a total of $400 million.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

In the third quarter of 2021, Brookfield Renewable entered into a financing of CNY 361 million ($56 million) related to a 59 MW wind facility in China. The loan bears a fixed interest rate of 4.9% and maturing in 2036.
9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2021	December 31, 2020
Participating non-controlling interests – in operating subsidiaries	$10,942	$11,100
General partnership interest in a holding subsidiary held by Brookfield	46	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,257	2,721
BEPC exchangeable shares	1,999	2,408
Preferred equity	610	609
Perpetual subordinated notes	340	—
	$16,194	$16,894

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2020	$1,002	$1,994	$3,623	$410	$627	$97	$2,651	$14	$682	$11,100
Net income (loss)	(4)	56	(43)	34	6	16	45	—	33	143
Other comprehensive income (loss)	(88)	(26)	(192)	(14)	(1)	—	(363)	(2)	6	(680)
Capital contributions	—	6	1	901	—	—	—	—	181	1,089
Disposal	(181)	(214)	—	—	—	—	—	—	—	(395)
Distributions	(5)	(14)	(194)	(114)	(20)	(6)	(175)	(1)	(48)	(577)
Other	1	11	147	1	205	—	(1)	—	(102)	262
As at September 30, 2021	$725	$1,813	$3,342	$1,218	$817	$107	$2,157	$11	$752	$10,942
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	50%	25%	53%	0.3%	20% - 50%

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC exchangeable shares held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at September 30, 2021, to the extent that LP unit distributions exceed $0.2000 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $20 million and $60 million were declared during the three and nine months ended September 30, 2021, respectively (2020: $17 million and $48 million, respectively)
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 26.0% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and nine months ended September 30, 2021, exchangeable shareholders of BEPC exchanged 4,766 and 14,408 BEPC exchangeable shares (2020: 127,746 shares during the same periods) for an equivalent number of LP units amounting to less than $1 million LP units (2020: $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at September 30, 2021, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2020: 194,487,939 units), 172,205,005 shares (December 31, 2020: 172,180,417 shares), and 3,977,260 units (December 31, 2020: 3,977,260 units), respectively.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units and 8,609,220 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2021. During the year ended December 31, 2020, there were no LP units repurchased.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

Distributions
The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
General partnership interest in a holding subsidiary held by Brookfield	$1	$1	$3	$4
Incentive distribution	20	17	60	48
	21	18	63	52
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	59	51	176	193
BEPC exchangeable shares held by
Brookfield	14	25	40	25
External shareholders	38	41	116	41
Total BEPC exchangeable shares	52	66	156	66
	$132	$135	$395	$311
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at

				2021	2020	September 30, 2021	December 31, 2020
Series 1 (C$136)	6.85	3.1	April 2025	$3	$3	$134	$134
Series 2 (C$113)(1)	3.11	2.8	April 2025	2	2	62	62
Series 3 (C$249)	9.96	4.4	July 2024	6	6	196	195
Series 5 (C$103)	4.11	5.0	April 2018	3	3	81	81
Series 6 (C$175)	7.00	5.0	July 2018	5	5	137	137
	31.03			$19	$19	$610	$609
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three and nine months ended September 30, 2021, totaled $6 million and $19 million, respectively (2020: $6 million and $19 million, respectively).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2021, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted the notice of BRP Equity's intention to renew the normal course issuer in connection with its outstanding Class A Preference Shares for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the nine months ended September 30, 2021.
Perpetual subordinate notes
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million of perpetual subordinated notes at a fixed rate of 4.625%. The perpetual subordinated notes do not have a maturity date except in an Event of Default. The perpetual subordinated notes also provide Brookfield Renewable, at its discretion, the right to defer the interest (in whole or in part) until liquidation of assets due to an Event of Default. The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position as per IAS 32, Financial Instruments: Presentation. The interest expense on

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

the perpetual subordinated notes during the three and nine months ended September 30, 2021 of $4 million and $7 million are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $340 million (2020: nil) as at September 30, 2021.
Distributions paid during the three and nine months ended September 30, 2021, totaled $5 million and $5 million, respectively (2020: nil and nil, respectively).
10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at
				2021	2020	September 30, 2021	December 31, 2020
Series 5 (C$72)	2.89	5.59	April 2018	$2	$2	$49	$49
Series 7 (C$175)	7.00	5.50	January 2026	6	5	128	128
Series 9 (C$200)	—	5.75	July 2021	5	6	—	147
Series 11 (C$250)	10.00	5.00	April 2022	8	7	187	187
Series 13 (C$250)	10.00	5.00	April 2023	8	7	196	196
Series 15 (C$175)	7.00	5.75	April 2024	6	6	126	126
Series 17 ($200)	8.00	5.25	March 2025	8	7	195	195
	44.89			$43	$40	$881	$1,028
As at September 30, 2021, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In the third quarter of 2021, Brookfield Renewable redeemed all of the outstanding units of Series 9 Preferred Limited Partnership units for C$200 million or C$25 per Preferred Limited Partnership Unit.
Distributions paid during the three and nine months ended September 30, 2021, totaled $15 million and $44 million, respectively (2020: $15 million and $38 million, respectively).
Class A Preferred LP Units - Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the nine months ended September 30, 2021.
11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at September 30, 2021, 275,009,092 LP units were outstanding (December 31, 2020: 274,837,890 LP units) including 68,749,416 LP units (December 31, 2020: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and nine months ended September 30, 2021, 63,127 and 156,794 LP units, respectively (2020: 46,074 and 150,528 LP units, respectively) were issued under the distribution reinvestment plan at a total cost of $2 million and $6 million, respectively (2020: $2 million and $5 million, respectively).
During the three and nine months ended September 30, 2021, exchangeable shareholders of BEPC exchanged 4,766 and 14,408 exchangeable shares (2020: 127,746 shares during the same periods) for an equivalent number of LP units amounting to less than $1 million LP units (2020: $1 million).
As at September 30, 2021, Brookfield Asset Management’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximate 52% is held by public investors.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 26% direct interest in the exchangeable shares of BEPC as at September 30, 2021.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units, representing 5% of its issued and outstanding LP units. The bid will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three and nine months ended September 30, 2021.
Distributions
The composition of the limited partners' equity distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Brookfield	$21	$18	$63	$78
External LP Unitholders	63	56	188	192
	$84	$74	$251	$270
In February 2021, Unitholder distributions were increased to $1.215 per LP unit on an annualized basis, an increase of $0.06 per LP unit, which took effect with the distribution payable in March 2021.
Distributions paid during the three and nine months ended September 30, 2021 totaled $83 million and $249 million, respectively (2020: $78 million and $269 million, respectively).
12. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the nine months ended September 30, 2021:

(MILLIONS)	September 30, 2021
Balance, beginning of year	$971
Investment	56
Disposals	(8)
Share of net income	3
Share of other comprehensive income	(12)
Dividends received	(55)
Foreign exchange translation and other	(3)
Balance, end of year	$952
In the first quarter of 2021, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in a large scale renewable business in Poland, in connection with its previously announced tender offer alongside the current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and the current majority shareholder, holds a 75% interest in the company.
13. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2021	December 31, 2020
Cash	$495	$422
Short-term deposits	42	9
	$537	$431

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

14. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	September 30, 2021	December 31, 2020
Operations	$194	$129
Credit obligations	129	119
Capital expenditures and development projects	130	35
Total	453	283
Less: non-current	(79)	(75)
Current	$374	$208
15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2021	December 31, 2020
Trade receivables	$636	$614
Prepaids and other	107	64
Inventory	44	26
Income tax receivable	16	15
Collateral deposits(1)	326	1
Current portion of contract asset	48	46
Other short-term receivables	103	162
	$1,280	$928
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2021	December 31, 2020
Operating accrued liabilities	$245	$270
Accounts payable	178	127
Interest payable on borrowings	110	106
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	54	46
Current portion of lease liabilities	24	33
Other	78	43
	$689	$625
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

17. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Brookfield Renewable, together with institutional partners, entered into a commitment to invest approximately R$54 million ($10 million) to acquire a 270 MW wind development portfolio in Brazil. The transaction is expected to close in the fourth quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Brookfield Renewable, together with institutional partners, entered into a commitment to invest COP 153 billion ($40 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
Brookfield Renewable, together with institutional partners and Apple Inc.'s China Renewable Energy Fund, entered into a commitment to invest CNY 378 million ($59 million) to acquire a 213 MW portfolio of wind portfolio in China. During the quarter, the acquisition of the first project within the portfolio, a 59 MW operating wind facility, was completed. The remaining projects are expected to close in the fourth quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 14.5% interest.
Brookfield Renewable, alongside institutional partners, have agreed to invest an additional €150 million (approximately $50 million net to Brookfield Renewable) into a large scale renewable business in Poland for a total ownership of almost 40%. Currently, Brookfield Renewable, together with its institutional partners, holds a 23% interest in the company (6% net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, agreed to acquire an initial 26% interest in a 750 MW portfolio of operating and development assets in Spain and Mexico. Total equity of $220 million ($55 million net to Brookfield Renewable) is expected to be invested into the project, with the potential to increase ownership interest to almost 60%. The transaction is expected to close in 2022 and remain subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest in the investment.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, signed an agreement to acquire three late-stage and high quality utility-scale solar development projects in the United States for a total installed capacity of approximately 475 MW, for a total investment of $135 million (approximately $35 million to Brookfield Renewable). The transaction is expected to close in 2022 and remain subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to an historical contractual dispute. This litigation predated the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners and related to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. During the year, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount paid by TerraForm Power was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest. A partially-owned subsidiary of Brookfield Renewable that holds shares in TerraForm Power was contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation. This issuance took place during the quarter and resulted in the immaterial dilution of Brookfield Renewable’s interest in TerraForm Power. Subsequent to quarter end, TerraForm Power initiated legal proceedings to seek to recover the settlement amount and its costs incurred in connection with its defense of the underlying dispute.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	September 30, 2021	December 31, 2020
Brookfield Renewable along with institutional investors	$98	$46
Brookfield Renewable's subsidiaries	826	670
	$924	$716
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
18. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the draws bear interest at an applicable interest rate plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2021 (December 31, 2020: $325 million). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three and nine months ended September 30, 2021 totaled $1 million and $2 million, respectively (2020: nil and $1 million, respectively).
Contract Amendments
In the first quarter of 2021, two long-term power purchase agreements for sale of energy generated by hydroelectric facilities owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) were amended and

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

Brookfield’s third-party power purchase agreements associated the sale energy generated by GLPL and MPT were reassigned.
Historically, the power purchase agreements required Brookfield to purchase energy generated by GLPL and MPT at an average price of C$100 per MWh and C$127 per MWh, respectively, both subject to an annual adjustment equal to a 3% fixed rate. The GLPL and MPT contracts with Brookfield each had an initial term to December 1, 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield through 2044 at a price of C$60 per MWh. There were no changes to the terms following the assignment of the third-party power purchase agreements from Brookfield to GLPL and MPT.
There were no amendments to or termination of the agreement that gives Brookfield Renewable the option to extend a fixed price commitment to GLPL from Brookfield from December 1, 2029 through 2044 at a price of C$60 per MWh.
During the year, Brookfield Renewable UK Hydro Limited, a subsidiary of Brookfield Renewable, provided a shareholder loan of $135 million to our investment in a pump storage facility in the United Kingdom. Due from related parties is recorded under Other long-term assets on the consolidated statement of financial position.
During the three and nine months ended September 30, 2021, cash flows provided by related party financing activities totaled $400 million and $1,155 million, respectively (2020: nil and nil, respectively).
During the three and nine months ended September 30, 2021, cash flows repaid to related party for financing activities totaled $1,080 million and $1,615 million, respectively (2020: nil and nil, respectively).
The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the interim consolidated statements of income (loss):

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Revenues
Power purchase and revenue agreements	$6	$32	$89	$213
Direct operating costs
Energy purchases	$—	$1	$—	$1
Energy marketing fee & other services	(3)	(1)	(8)	(2)
Insurance services(1)	—	(4)	—	(18)
	$(3)	$(4)	$(8)	$(19)
Interest expense
Borrowings	$(1)	$—	$(2)	$(1)
Contract balance accretion	(1)	(1)	$(10)	$(9)
	$(2)	$(1)	$(12)	$(10)
Management service costs	$(71)	$(65)	$(224)	$(151)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. Beginning in 2020, insurance services were paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the three and nine months ended September 30, 2020 were less than $1 million.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

19. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at September 30, 2021
Current assets	$48	$418	$2,178	$1,105	$2,328	$(3,736)	$2,341
Long-term assets	4,078	257	4	27,914	47,462	(32,169)	47,546
Current liabilities	43	7	30	7,514	2,417	(6,837)	3,174
Long-term liabilities	—	—	2,142	260	24,087	(43)	26,446
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	10,942	—	10,942
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,257	—	—	2,257
BEPC exchangeable shares	—	—	—	—	1,999	—	1,999
Preferred equity	—	610	—	—	—	—	610
Perpetual subordinated notes	—	—	—	340	—	—	340
Preferred limited partners' equity	881	—	—	891	—	(891)	881
As at December 31, 2020
Current assets	$44	$416	$2,173	$568	$1,770	$(3,229)	$1,742
Long-term assets	4,879	256	6	31,329	47,886	(36,376)	47,980
Current liabilities	39	7	39	6,535	2,276	(6,135)	2,761
Long-term liabilities	—	—	2,132	214	22,851	(3)	25,194
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,100	—	11,100
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,721	—	—	2,721
BEPC exchangeable shares	—	—	—	—	2,408	—	2,408
Preferred equity	—	609	—	—	—	—	609
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
Three months ended September 30, 2021
Revenues	$—	$—	$—	$—	$966	$—	$966
Net income (loss)	(43)	—	8	(402)	(2)	285	(154)
Three months ended September 30, 2020
Revenues	$—	$—	$—	$—	$867	$—	$867
Net income (loss)	(81)	—	(13)	(392)	175	192	(119)
Nine months ended September 30, 2021
Revenues	$—	$—	$—	$—	$3,005	$—	$3,005
Net income (loss)	(115)	—	3	(976)	465	524	(99)
Nine months ended September 30, 2020
Revenues	$—	$—	$—	$—	$2,858	$—	$2,858
Net income (loss)	(86)	—	(12)	(427)	830	(345)	(40)
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Partners L.P.	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
BRP Energy Group L.P.
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Sachin Shah
Stephen Westwell
Patricia Zuccotti
Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2019 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN